                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13-2(a)


                          Apria Healthcare Group, Inc.
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                                (Name of Issuer)


                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    037933108
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                                 (CUSIP Number)


                                 Peter C. Cooper
                             Cooper & LeVasseur, LLC
                          2010 Main Street, Suite 1220
                            Irvine, California 92614
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 2, 2001
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             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.113d-1(g), check the following box. [ ]

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CUSIP No. 037933108               Schedule 13D                       Page 2 of 9
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        1.       Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only)

                 Peter C. Cooper
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        2.       Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a) [X]
                 (b) [ ]
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        3.       SEC Use Only

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        4.       Source of Funds (See Instructions):  See Item 3 below

--------------------------------------------------------------------------------
        5.       Check if Disclosure of Legal Proceedings Is Required
                 Pursuant to Items 2(d) or 2(e)

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        6.       Citizenship or Place of Organization:  New Zealand

--------------------------------------------------------------------------------
Number of        7.       Sole Voting Power:  773,249
Shares
Beneficially   -----------------------------------------------------------------
Owned            8.       Shared Voting Power:  1,031,926
by Each
Reporting      -----------------------------------------------------------------
Person With      9.       Sole Dispositive Power:  773,249

               -----------------------------------------------------------------
                 10.      Shared Dispositive Power: 1,031,926

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        11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 2,456,200
--------------------------------------------------------------------------------
        12.      Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13.      Percent of Class Represented by Amount in Row (11):

                 4.6%
--------------------------------------------------------------------------------
        14.      Type of Reporting Person (See Instructions)

                 IN
--------------------------------------------------------------------------------

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CUSIP No. 037933108               Schedule 13D                       Page 3 of 9
--------------------------------------------------------------------------------
        1.       Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only)

                 Gilbert E. LeVasseur
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        2.       Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a) [X]
                 (b) [ ]
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        3.       SEC Use Only

--------------------------------------------------------------------------------
        4.       Source of Funds (See Instructions):  See Item 3 below

--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
        6.       Citizenship or Place of Organization:  USA

--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power:   651,025
Shares
Beneficially        ------------------------------------------------------------
Owned                 8.       Shared Voting Power:   1,031,926
by Each
Reporting           ------------------------------------------------------------
Person With           9.       Sole Dispositive Power:   651,025

                    ------------------------------------------------------------
                      10.      Shared Dispositive Power:  1,031,926

--------------------------------------------------------------------------------
        11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 2,456,200
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13.      Percent of Class Represented by Amount in Row (11):

                 4.6%
--------------------------------------------------------------------------------
        14.      Type of Reporting Person (See Instructions)

                 IN
--------------------------------------------------------------------------------

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CUSIP No. 037933108               Schedule 13D                       Page 4 of 9
--------------------------------------------------------------------------------
        1.       Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only)

                 Cooper & LeVasseur, LLC; EIN 33-0815143
--------------------------------------------------------------------------------
        2.       Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 (a) [X]
                 (b) [ ]
--------------------------------------------------------------------------------
        3.       SEC Use Only

--------------------------------------------------------------------------------
        4.       Source of Funds (See Instructions):  See Item 3 below

--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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        6.       Citizenship or Place of Organization:  Delaware

--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power:   1,031,926
Shares
Beneficially        ------------------------------------------------------------
Owned                 8.       Shared Voting Power:  0
by Each
Reporting           ------------------------------------------------------------
Person With           9.       Sole Dispositive Power:  1,031,926

                    ------------------------------------------------------------
                     10.      Shared Dispositive Power:  0

--------------------------------------------------------------------------------
        11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 2,456,200
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13.      Percent of Class Represented by Amount in Row (11):

                 4.6%
--------------------------------------------------------------------------------
        14.      Type of Reporting Person (See Instructions)

                 OO
--------------------------------------------------------------------------------

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CUSIP No. 037933108               Schedule 13D                      Page 5 of 11
--------------------------------------------------------------------------------
        1.       Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only)

                 Cooper Capital, LLC; EIN 33-0676298
--------------------------------------------------------------------------------
        2.       Check the Appropriate Box if a Member of a Group (See
                 Instructions)

                 (a) [X]
                 (b) [ ]
--------------------------------------------------------------------------------
        3.       SEC Use Only

--------------------------------------------------------------------------------
        4.       Source of Funds (See Instructions):

--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
        6.       Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
Number of             7.       Sole Voting Power:  773,249
Shares
Beneficially        ------------------------------------------------------------
Owned                 8.       Shared Voting Power:  1,031,926
by Each
Reporting           ------------------------------------------------------------
Person With           9.       Sole Dispositive Power:  773,249

                    ------------------------------------------------------------
                      10.      Shared Dispositive Power:  1,031,926

--------------------------------------------------------------------------------
        11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                 2,456,200
--------------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
        13.      Percent of Class Represented by Amount in Row (11):

                 4.6%
--------------------------------------------------------------------------------
        14.      Type of Reporting Person (See Instructions)

                 OO
--------------------------------------------------------------------------------

         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed on March 26, 1999 (the "Schedule 13D") by Peter Cooper, Gilbert E. LeVasseur, Jr., Cooper & LeVasseur, LLC and Cooper Capital, LLC, with respect to the Common Stock, $0.001 par value per share (the "Common Stock"), of Apria Healthcare Group, Inc., a Delaware corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.  Identity and Background

         Items 2 of the Schedule 13D is hereby amended to read in their entirety as follows:

         This Schedule 13D is being filed by Peter C. Cooper ("Cooper"), Gilbert
E. LeVasseur, Jr. ("LeVasseur"), Cooper & LeVasseur, LLC, a Delaware limited liability company ("Cooper & LeVasseur"), and Cooper Capital, LLC, a Delaware limited liability company ("Cooper Capital") (collectively, the "Reporting Persons"). The principal business office address of each of the Reporting Persons is 2010 Main Street, Suite 1220, Irvine, California 92614.

         Each of Peter C. Cooper and Gilbert E. LeVasseur, Jr. are private investors who also serve as controlling persons of certain other investment entities. Peter C. Cooper is the sole manager of Cooper Capital, a limited liability company which serves as the general partner or managing member of certain private investment funds. Cooper Capital and Mr. LeVasseur are the managing members of Cooper & LeVasseur. Cooper & LeVasseur is the sole general partner of C&L Capital Partners, L.P., a Delaware limited partnership ("Fund I"), C&L Capital Partners II, L.P., a Delaware limited partnership ("Fund II"), and C&L Capital Partners III, L.P., a Delaware limited partnership ("Fund III"). Fund I, Fund II and Fund III are private investment funds, investing in securities of both private and public companies. Cooper Capital also serves as general partner of Clifton Investments, L.P., a Delaware limited partnership ("Clifton"), which is a private investment fund. Mr. LeVasseur also serves as trustee of the Gilbert E. LeVasseur, Jr. Revocable Trust ("LeVasseur Trust").

         To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Items 2 of the Schedule 13D is hereby amended to insert the following paragraph:

         Fund III used funds in the amount of $1,979,553.95 to purchase the Common Stock. All funds used to purchase the share of Common Stock of the Issuer came directly from the assets of Fund III.


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

Item 5.  Interest in Securities of the Issuer

         Items 5 of the Schedule 13D is hereby amended to read in their entirety as follows:

         (a)-(b) According to the Issuer's most recent Quarterly Report on Form 10-Q, there were 53,559,629 shares of Common Stock issued and outstanding on November 11, 2000. Based on such information and after taking into account the transactions described in Item 5(c) below, each of Cooper, LeVasseur, Cooper Capital and Cooper & LeVasseur beneficially owns 2,456,200 shares of Common Stock, which represents approximately 4.6% of the outstanding shares of Common Stock of the Issuer.

         Fund I beneficially owns 638,273 shares of the Common Stock (approximately 1.2% of the total number of outstanding shares of Common Stock). Fund II beneficially owns 249,097 shares of the Common Stock (approximately 0.5% of the total number of outstanding shares of Common Stock). Fund III beneficially owns 144,556 shares of the Common Stock (approximately 0.3% of the total number of outstanding shares of Common Stock). Clifton beneficially owns 773,249 shares of the Common Stock (approximately 1.4% of the total number of outstanding shares of Common Stock). The LeVasseur Trust owns 651,025 shares of the Common Stock (approximately 1.2% of the total number of outstanding shares of Common Stock).

         Mr. Cooper, through Cooper Capital, possesses (i) sole power to vote and direct the disposition of all shares of Common Stock owned by Clifton, and
(ii) shared power to vote and direct the disposition, through Cooper & LeVasseur, of all shares of Common Stock owned by each of Fund I, Fund II and Fund III.

         Mr. LeVasseur possesses (i) sole power to vote and direct the disposition of all shares of Common Stock owned by the LeVasseur Trust, and (ii) shared power to vote and direct the disposition, through Cooper & LeVasseur, of all shares of Common Stock owned by each of Fund I, Fund II and Fund III.

         As a result, Cooper & LeVasseur, and its managing members, Gilbert E. LeVasseur, Jr. and Cooper Capital, and its manager, Peter C. Cooper, may be deemed to beneficially own the shares of Common Stock directly owned by Fund I, Fund II and Fund III. Further, Cooper Capital, and its manager, Peter C. Cooper, may be deemed to beneficially own the shares of Common Stock directly owned by Clifton. Finally, Mr. LeVasseur may be deemed to beneficially own the shares of Common Stock directly owned by the LeVasseur Trust.

         (c) During the last 60 days ended February 2, 2001, the Reporting Persons, or other parties identified in Item 2 sold following shares of Common Stock in the open market:

     Entity                    Date of Transaction              Number of Shares
     ------                    -------------------              ----------------

Clifton                         January 16, 2001                    18,260
                                January 17, 2001                     1,039
                                January 24, 2001                    31,482
                                January 25, 2001                    13,537
                                January 26, 2001                    11,333
                                January 29, 2001                    48,797
                                January 30, 2001                     8,815
                                January 31, 2001                    14,167
                                February 1, 2001                    13,317
                                February 2, 2001                    14,954

LeVasseur Trust                 January 16, 2001                    15,373
                                January 17, 2001                       875
                                January 24, 2001                    26,505
                                January 25, 2001                    11,397
                                January 26, 2001                     9,542
                                January 29, 2001                    41,083
                                January 30, 2001                     7,421
                                January 31, 2001                    11,927
                                February 1, 2001                    11,212
                                February 2, 2001                    12,590

Fund I                          January 16, 2001                    15,072
                                January 17, 2001                       857
                                January 24, 2001                    25,986
                                January 25, 2001                    11,174
                                January 26, 2001                     9,355
                                January 29, 2001                    40,278
                                January 30, 2001                     7,276
                                January 31, 2001                    11,694
                                February 1, 2001                    10,992
                                February 2, 2001                    12,343

Fund II                         January 16, 2001                     5,882
                                January 17, 2001                       335
                                January 24, 2001                    10,142
                                January 25, 2001                     4,361
                                January 26, 2001                     3,651
                                January 29, 2001                    15,720
                                January 30, 2001                     2,840
                                January 31, 2001                     4,564
                                February 1, 2001                     4,290
                                February 2, 2001                     4,818

Fund III                        January 16, 2001                     3,413
                                January 17, 2001                       194
                                January 24, 2001                     5,885
                                January 25, 2001                     2,531
                                January 26, 2001                     2,119
                                January 29, 2001                     9,112
                                January 30, 2001                     1,648
                                January 31, 2001                     2,648
                                February 1, 2001                     2,489
                                February 2, 2001                     2,795

                  (e) As a result of the foregoing dispositions, as of February 2, 2001, none of the Reporting Persons owns 5% or more of the outstanding shares of Common Stock.


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                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 2001


                                          /s/ Peter C. Cooper
                                          --------------------------------------
                                              Peter C. Cooper

                                          /s/ Gilbert E. LeVasseur, Jr.
                                          --------------------------------------
                                              Gilbert E. LeVasseur, Jr.


                                          COOPER & LeVASSEUR, LLC,

                                          By: Cooper Capital, LLC, Member


                                          By: /s/ Peter C. Cooper
                                              ---------------------------------
                                                  Peter C. Cooper, Manager


                                          By: /s/ Gilbert E. LeVasseur, Jr.
                                              ----------------------------------
                                                  Gilbert E. LeVasseur, Jr.,
                                                  Manager


                                          COOPER CAPITAL, LLC


                                          By: /s/ Peter C. Cooper
                                              ----------------------------------
                                                  Peter C. Cooper, Manager


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